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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, StateD.C. 20549



                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        Amendment No. 1



                  KAISER ALUMINUM CORPORATION
                        (Name of Issuer)



              Common Stock, $.01 Par Value Per Share
                  (Title of Class of Securities)



                            483007704
                          (CUSIP Number)

                        January 31, 2007
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               X  Rule 13d-1(b)
                  Rule 13d-1(c)
                  Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          VEBA for Retirees of Kaiser Aluminum

--------- ---------------------------------------------- ----------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                                                            (a)
                                                            (b)  X

--------- ---------------------------------------------------------------------
   3      SEC USE ONLY


--------- ---------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION


          Commonwealth of Pennsylvania
------------------------ ------- ----------------------------------------------
                           5     SOLE VOTING POWER
                                 None
   NUMBER OF SHARES
     BENEFICIALLY
       OWNED BY
         EACH:
       REPORTING
     PERSON WITH:
                         ------- ----------------------------------------------
                           6     SHARED VOTING POWER
                                 None
                         ------- ----------------------------------------------
                           7     SOLE DISPOSITIVE POWER
                                 None
                         ------- ----------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                 None
------------------------ ------- ----------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,472,665 shares
--------- ---------------------------------------------------------------------
   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)


--------- ---------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          26.7%
--------- ---------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          EP
--------- ---------------------------------------------------------------------

Item 1(a)         Name of Issuer

                  Kaiser Aluminum Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices

                  27422 Portola Parkway, Suite 350
                  Foothill Ranch, California 92610-2831

Item 2(a)         Name of Person Filing

                  VEBA for Retirees of Kaiser Aluminum

Item 2(b)         Address of Principal Business Office or, if none, Residence
                  -----------------------------------------------------------

                  c/o National City Bank, as Trustee for Kaiser VEBA Trust 20 Stanwix Street
                  Lcator 46-25162
                  Pittsburgh, PA 15222

Item 2(c)         Citizenship

                  Commonwealth of Pennsylvania

Item 2(d)         Title of Class of Securities

                  Common Stock, $.01 Par Value Per Share

Item 2(e)         CUSIP Number

                           483007704

Item 3 If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

                  (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

                  (c) Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

                  (d) Investment company registered under section 8 of
                      the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E);

      XX          (f) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

                  (g) A parent holding company or control person in
                      accordance with ss. 240.13d-1(b)(1)(ii)(G);

                  (h) A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) A church plan that is excluded from the definition of
                      an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4            Ownership

                  (a) Amount beneficially owned: 5,472,665 shares
                  (b) Percent of class:   26.7%
                  (c) Number of Shares as to which the person has:

                           (i) Sole power to vote or to direct the vote: 0
                          (ii) Shared power to vote or to direct the vote:  0
                         (iii) Sole power to dispose or to direct the
                               disposition of: 0
                          (iv) Shared power to dispose or to direct the
                               disposition of: 0

Item 5            Ownership of Five Percent or Less of a Class
                  --------------------------------------------

                  Not Applicable

Item 6          Ownership of More than Five Percent on Behalf of another Person
                --------------------------------------------------------------

                  Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable

Item 8            Identification and Classification of Members of the Group
                  ---------------------------------------------------------

                  Not Applicable

Item 9            Notice of Dissolution of Group
                  ------------------------------

                  Not Applicable

Item 10           Certification

                  By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                          National City Bank, as Trustee for Kaiser VEBA Trust



Date:             February 12, 2007      By:                  /s/ Mark Minar
       ----------------------------            ------------------------------
                                                Mark Minar, Vice President
                                              and Director, Client Service